UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. _______)*


                      ARCH COMMUNICATIONS GROUP, INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 039381108
                             -----------------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                June 3, 1999
                       ------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039381108                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Whippoorwill Associates, Inc.
           13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

     OO; WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       24,437,849

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    24,437,849

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,437,849

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.9%

14  TYPE OF REPORTING PERSON (See Instructions)

          IA, CO

                                SCHEDULE 13D
                                ------------



ITEM 1.     SECURITY AND ISSUER.


            This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Arch Communications Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1800 West Park Drive, Suite 250, Westborough, MA 01581.

ITEM 2.     IDENTITY AND BACKGROUND.


            (a)-(f). Whippoorwill Associates, Inc. ("Whippoorwill") is a Delaware corporation with its principal business address and principal office located at 11 Martine Avenue, White Plains, New York 10606. The principal business of Whippoorwill, which is registered with the Securities and Exchange Commission (the "SEC") as an investment adviser, is to provide discretionary investment advisory services. Whippoorwill acts as the general partner and/or investment manager of limited partnerships and funds which invest principally in securities of, and claims against, troubled companies and as agent for other clients with respect to investments principally in such securities and claims. All of the Common Stock that is the subject of this Statement is owned by investment advisory clients of Whippoorwill (the "Holders"). Pursuant to the rules promulgated under the federal securities laws, Whippoorwill may be deemed to be the beneficial owner of the Common Stock owned by the Holders because Whippoorwill has discretionary authority with respect to the investments of, and acts as agent for, the Holders. Whippoorwill disclaims any beneficial ownership of the Common Stock to which this Statement relates, except to the extent of Whippoorwill's pecuniary interest in securities of the Holders, if any.

            Shelley F. Greenhaus is the President, a Director and a Managing Director of Whippoorwill. Shelby S. Werner is Vice President, a Director and a Managing Director of Whippoorwill. David A. Strumwasser is General Counsel, a Director and a Managing Director of Whippoorwill. The primary occupation of each of Mr. Greenhaus, Ms. Werner, and Mr. Strumwasser is as set forth above in this paragraph. The business address of each such person, each of whom is a United States citizen, is 11 Martine Avenue, White Plains, New York 10606.

            During the past five years, none of Whippoorwill, Mr. Greenhaus, Ms. Werner, or Mr. Strumwasser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Whippoorwill nor any above named persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to the Third Amended Joint Plan of Reorganization in the bankruptcy matter of In Re: MobileMedia Communications, Inc., et al. (case No. 97-174) in the United States Bankruptcy Court for the District of Delaware (the "Plan"), on June 3, 1999 unsecured creditors of MobileMedia Communications, Inc. ("MobileMedia") and MobileMedia Corporation (the Parent") acquired, in the aggregate, (i) 14,344,969 shares of Common Stock (the "Plan Shares") and (ii) transferable rights to purchase 108,621,797 additional shares of Common Stock at $2.00 per share (the "Plan Rights") in exchange for the discharge of approximately $459,000,000 of unsecured non-priority claims against MobileMedia and the Parent. Pursuant to the Plan, the Holders, in the aggregate, acquired 2,196,041 Plan Shares and 16,448,493 Plan Rights in exchange for the discharge of $73,220,000 worth of such claims. A copy of the Plan is filed as Exhibit A hereto and incorporated herein by reference.

            Pursuant to a letter agreement dated August 18, 1998, (as amended pursuant to letter agreements dated September 3, 1998, December 1, 1998, and February 8, 1999), among Whippoorwill (as agent for certain of the Holders), the Issuer and MobileMedia (the "Standby Commitment Letter"), Whippoorwill agreed, subject to a rights exercise commitment amount, to (i) exercise all Plan Rights distributed to those Holders pursuant to the Plan and (ii) purchase the Common Stock (or Class B Common Stock, par value $.01 per share of the Issuer (the "Class B Common Stock")) underlying certain unexercised Plan Rights. A copy of the Standby Commitment Letter is filed as Exhibit B hereto and incorporated herein by reference.

            Pursuant to an Amendment to the Certificate of Incorporation of the Issuer, approved on January 26, 1999 and filed on May 27, 1999 (the "Charter Amendment"), a copy of which is filed as Exhibit C hereto and incorporated herein by reference, the rights of the Class B Common Stock are identical to the rights of the Common Stock except that holders of Class B Common Stock are not entitled to vote in the election of directors and are entitled to 1/100th of a vote per share on all other matters. Class B Common Stock and Common Stock vote together as a single class, except as otherwise required by law. Each share of Class B Common Stock held by the Holders, upon transfer to any transferee other than a standby purchaser, will be converted into one share of Common Stock without the payment of additional consideration.

            As consideration for the commitments of certain Holders under the Standby Commitment Letter, the Issuer issued to those Holders warrants to purchase up to 1,319,713 additional shares of Common Stock or Class B Common Stock (the "Participation Warrants"), in accordance with the terms of a warrant certificate (the "Warrant Certificate"). A copy of a form of Warrant Certificate is filed as Exhibit D hereto and incorporated herein by reference. In addition, one of the Holders purchased for $30,000 Plan Rights entitling it to purchase an additional 1,500,000 shares of Common Stock or Class B Common Stock. Such Plan Rights were acquired using the working capital funds of the Holder.

            Effective upon consummation of the Plan, Whippoorwill exercised all Plan Rights held by the Holders for $41,844,190, in the aggregate, using the working capital of the Holders.

            As a result of the foregoing transactions, the Holders acquired, in the aggregate, 18,810,134 shares of Common Stock, 4,308,002 shares of Class B Common Stock, and Participation Warrants to purchase 1,319,713 shares of Common Stock or Class B Common Stock.

            None of the Common Stock or Class B Common Stock beneficially owned by the Holders was acquired with borrowed funds.


ITEM 4.     PURPOSE OF TRANSACTION.

            Whippoorwill acquired beneficial ownership of the shares of Common Stock to which this Statement relates pursuant to the Plan, and in related transactions described in Item 3 above. Such shares were acquired for investment purposes and Whippoorwill will, from time to time, evaluate the status of such investment in light of then-existing conditions.

            Pursuant to the Standby Commitment Letter, the Issuer is required to nominate one designee of Whippoorwill to be elected as a director of the Issuer for as long as clients of Whippoorwill hold a specified percentage of the combined voting power of all outstanding securities of the Issuer. Whippoorwill appointed H. Sean Mathis, who was duly elected to serve on the Board of Directors of the Issuer effective on June 3, 1999. H. Sean Mathis is not affiliated with Whippoorwill or any of the Holders.

            Whippoorwill (as agent for the Holders), the Issuer and the other signatories thereto, have entered into a Registration Rights Agreement, dated June 3, 1999 (the "Registration Rights Agreement"), pursuant to which the Issuer has filed and had declared effective, a shelf registration statement relating to resales of Common Stock, Class B Common Stock, the Participation Warrants, the Common Stock issuable upon exercise of the Participation Warrants, and the Common Stock issuable upon conversion of the Class B Common Stock owned by the Holders and the other signatories or later acquired and securities, if any, received from the Issuer in respect of the foregoing by reason of stock dividends or similar matters. Pursuant to the Registration Rights Agreement, Whippoorwill (as agent for the Holders) also has demand registration rights, which may be exercised no more than twice, and "piggyback" registration rights in connection with other public offerings by the Issuer. Attached as Exhibit E hereto is a form of Registration Rights Agreement, substantially in the form of the Registration Rights Agreement, which is incorporated herein by reference.

            The summary set forth herein of certain provisions of the Plan, Standby Commitment Letter, Charter Amendment, Warrant Certificate, and Registration Rights Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of each document or the form of such document as filed as Exhibits to this Statement.

            Except as described in this Item 4, Whippoorwill has no present plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although it reserves the right to acquire additional securities of the Issuer, and to sell securities of the Issuer.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The percentages set forth in this Item 5 are based on (i) the Issuer's representation that as of June 10, 1999 there were 128,101,567 shares of Common Stock outstanding and 16,080,785 shares of Class B Common Stock outstanding and (ii) the Common Stock and Class B Common Stock being a single class (together, the "Common Class"), resulting in there being 144,182,352 shares of the Common Class outstanding.

            The Holders, in the aggregate, directly own 18,810,134 shares of Common Stock and 4,308,002 shares of Class B Common Stock, resulting in direct ownership of 23,118,136 shares of the Common Class representing approximately 16.0% of the outstanding Common Class. The Holders, in the aggregate, own 1,319,713 Participation Warrants, which are exercisable into 1,319,713 additional shares of Common Stock. Therefore, the Holders, in the aggregate, beneficially own 24,437,849 shares of the Common Class, representing approximately 16.9% (computed in accordance with Rule 13d-3(d) under the Act) of the outstanding Common Class.

            (b) Although Whippoorwill does not own any of the Common Stock, since Whippoorwill has discretionary authority with respect to the investments of and acts as agents for its clients, Whippoorwill has shared power to vote the 24,437,849 shares of the Common Class beneficially owned by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in item 2 above.

            (c) There have been no transactions within the last 60 days except for those described in Items 3 and 4 above.

            (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No Holder beneficially owns more than 5% of the Common Class.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Other than as set forth in Items 3 and 4 above, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Statement relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A: Third Amended Joint Plan of Reorganization in the bankruptcy matter of In Re: MobileMedia Communications, Inc. et al. (case No. 97-174) in the United States Bankruptcy Court for the District of Delaware (incorporated by reference to Annex C of the Issuer's Form 424B3, filed December 18, 1998).

            Exhibit B: Standby Commitment Letter, dated as of August 18, 1998, among the Issuer, Whippoorwill and MobileMedia, as amended (incorporated by reference to Exhibits 10.6 and 10.7 of the Issuer's Form S-4/A filed on September 17, 1998, Exhibit 10.8 to the Issuer's Form S-4/A filed on December 8, 1998, and Exhibit 99.4 to the Issuer's Form 8-K filed on March 3, 1999).

            Exhibit C: Amendment to the Certificate of Incorporation of the Issuer filed on May 27, 1999 (incorporated by reference to Annex D of the Issuer's Form 424B3, filed December 18, 1998).

            Exhibit D: Form of Warrant Certificate (incorporated by reference to Exhibit 10.14 of the Issuer's Form S-4A filed on September 17,
1998).

            Exhibit E: Form of Registration Rights Agreement dated June 3, 1999 by and among the Issuer, W.R. Huff Asset Management Co., L.L.C., Whippoorwill, Credit Suisse First Boston Corporation, the Northwestern Mutual Life Insurance Company and Northwestern Mutual Series Fund, Inc. (incorporated by reference to Exhibit 10.9 of the Issuer's Form S-4A filed on September 17, 1998).

                                 SIGNATURES
                                 ----------

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 1998



                                WHIPPOORWILL ASSOCIATES, INC.


                                By:  ___________________________
                                     Name:  David A. Strumwasser
                                     Title:  Managing Director

                                 EXHIBIT A

                 THIRD AMENDED JOINT PLAN OF REORGANIZATION


Pursuant to Rule 12b-32 under the Act, the Third Amended Joint Plan of Reorganization is incorporated herein by reference to Annex C of the Issuer's Form 424B3 filed December 18, 1998.

                                 EXHIBIT B

                         STANDBY COMMITMENT LETTER

Pursuant to Rule 12b-32 under the Act, the Standby Commitment Letter dated August 18, 1998, among the Issuer, Mobile Media and Whippoorwhill, as amended, is incorporated herein by reference to Exhibits 10.6 and 10.7 to the Issuer's Form S-4/A dated September 17, 1998, Exhibit 10.8 to the Form S-4/A filed by the Issuer on December 8, 1998, and Exhibit 99.4 to the Form 8-K filed by the Issuer on March 3, 1999.

                                 EXHIBIT C

                             CHARTER AMENDMENT

     Pursuant to Rule 12b-32 under the Act, the Amendment to the Certificate of Incorporation of the Issuer is incorported herein by reference to Annex D of the Issuer's Form 424B3 filed December 18, 1998.

                                 EXHIBIT D

                            WARRANT CERTIFICATE


     Pursuant to Rule 12b-32 under the Act, the form of Warrant Certificate is incorporated herein by reference to Exhibit 10.14 to the Issuer's Form S-4/A filed September 17, 1998.

                                 EXHIBIT E

                       REGISTRATION RIGHTS AGREEMENT

     Pursuant to Rule 12b-32 under the Act, the form of Registration Rights Agreement is incorporated herein by reference to Exhibit 10.9 of the Issuer's Form S-4/A filed September 17, 1998.